Free Writing Prospectus
Filed Pursuant to Rule 433
Registration No. 333-184325
March 13, 2013

Mythbusting: What’s Behind the Gold ETP Outflows

By Dodd Kittsley

Excerpt: In February, gold exchange traded products (ETPs) experienced $5.6bn in outflows – their worst month on record. Dodd Kittsley takes a closer look to find out what’s causing the exodus, and what it means for investors.

When we report out on exchange traded product (ETP) flows each month, investors are naturally very interested in the asset classes that have attracted large inflows. But sometimes the big story isn’t where the money is going, but rather the asset class it’s exiting. This was the case in February, when gold ETPs experienced $5.6bn in outflows - their worst month on record since the first gold ETP was launched nearly a decade ago.

Any time you see a record number like this, it generates a fair amount of discussion. But while ETP flows can certainly provide insight into shifting investor sentiment and emerging trends, it’s important to put them in perspective. February’s gold ETP outflows still only represent less than 4.5% of the $128.2bn currently invested in the products. And even though this has been the second consecutive month of outflows in the category, gold ETP assets are still double what they were three years ago (see below).

Global gold ETPs: Annual AUM history

That said, it’s worth a closer look into what’s causing the selloff. First, there’s the recent weakness in gold spot prices, which have fallen nearly 6% year-to-date and about 17% from a record high of $1900.20 a troy ounce hit in September 2011. Another factor is a growing belief that monetary tightening from the Fed may occur earlier than originally expected, causing interest rates to rise. Add that to a stronger US dollar, continued demand for equities and a general shift away from traditional “safe haven” assets (such as Treasuries), and you can see why some tactical investors are pulling back on their gold exposure.

But while some investors may be reacting to the current environment, it’s clear that a significant number are standing their ground. While gold has historically been seen as a potential cash alternative in periods of economic uncertainty and a hedge against inflation concerns or a weakening dollar, many invest in gold as a long-term holding due to its diversifying properties (gold has historically shown little to no correlation with other major asset classes, including commodities). In fact, while my colleague Russ Koesterich acknowledges that gold typically performs relatively well in a low rate environment, he also advocates a small (1-3%) strategic allocation to gold – regardless of where rates go this year.

The bottom line: Whether you’re a tactical or strategic investor, gold ETPs can give you an easier, more flexible way to access gold than was previously available. Before these products came along, retail investors could only gain exposure to gold through the ownership of things like bullion, jewelry, coins and gold certificates, or by investing in mining stocks and precious metal mutual funds as a proxy.

In fact, gold ETPs now represent the fourth largest “institutional” holder of gold in the world. And with markets like China looking into launching their own versions, we’d guess that it will take more than just a few bad months to reverse the incredible momentum this category has built up.

Sources: BlackRock, Bloomberg

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